SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Tapinator, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

876037102
(CUSIP Number)

May 30, 2018
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS David Unger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,300,000[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,300,000[1]
	8	SHARED VOTING POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,300,000[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%[2]
12	TYPE OF REPORTING PERSON IN

The Reporting Person holds the shares in the ordinary course of business without the purpose or effect of influencing the control of the Issuer.

1 The total Shares reported include 3,500,000 Shares of the Issuer’s common stock $0.001 par value per share owned by the Reporting Person and Warrants (out-of-the-money as of April 30, 2018) to acquire 2,800,000 shares of the Issuer’s common stock $0.001 par value per share.  Then Reporting Person specifically disclaims beneficial ownership of the Shares underlying such out-of-the-money warrants.

2 The aggregate percentage of Shares reported owned by the Reporting Person is based upon 91,459,305 Shares, which is the total number of Shares outstanding as of March 30, 2018 as reported in the Issuer’s Annual Report for the period ended December 31, 2017 filed with the SEC on March 30, 2018.  Without the Shares subject to the Warrants as to which the Reporting Person has disclaimed beneficial ownership as set forth in footnote 1 above, the percentage of Shares owned by the Reporting Person would be 3.82%.

Item 1(a).	NAME OF ISSUER:

The title of the class of equity security to which this statement on Schedule 13G relates is the Common Stock, par value $0.001 per share (the “Shares”) of Tapinator, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The address of the Issuer’s principal executive offices is 110 West 40th Street, Suite 1902, New York, New York 10018.

Item 2(a).	NAME OF PERSON FILING:

David Unger
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Person is 38 Silver Street, Great Barrington, Massachusetts 01230.

Item 2(c).	CITIZENSHIP:

USA

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e).	CUSIP NUMBER:
876037102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person and is incorporated herein by reference for such Reporting Person. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 91,459,305 Shares outstanding, as of March 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report for the period ended December 31, 2017 filed with the SEC on March 30, 2018.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 30, 2018

/s/ David Unger
David Unger